UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Definitive Agreement

On February 1, 2022, China Liberal Education Holdings Limited (the “Company”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Wanwang Investment Limited, Xiaoshi Huang, and Thrive Shine Limited, to acquire all the equity interests of Wanwang Investment Limited from Xiaoshi Huang and Thrive Shine Limited in consideration for US$60 million, subject to certain adjustments and payable pursuant to an installment schedule. Wanwang Investment Limited, through its subsidiaries, operates an independent three-year college and a four-year college.

On February 16, 2022, the Company entered into Amendment No. 1 to the Stock Purchase Agreement with Xiaoshi Huang, Thrive Shine Limited and Wanwang Investment Limited, to amend Section 2.3(a) of the Stock Purchase Agreement to update the payment method of consideration upon the closing of the transaction contemplated by the Stock Purchase Agreement. Under the Amendment No. 1 to the Stock Purchase Agreement, upon the closing of the transaction, US$33 million shall be delivered to a joint account controlled by the Company and Xiaoshi Huang, which shall be released to Xiaoshi Huang once adjustment to the total consideration, if any, has been made pursuant to Section 2.6(c) of the Stock Purchase Agreement. Simultaneous with the release of the US$33 million payment, the Company shall deliver US$7 million or such reduced amount after adjustments as determined under Section 2.6(c) of the Stock Purchase Agreement. The total amount of consideration due upon closing remains the same, subject to certain adjustments. With the exception of this amendment, all other provisions of the Stock Purchase Agreement remain unchanged. The closing of the transaction contemplated by the Stock Purchase Agreement is expected to occur before May 2022.

On February 17, 2022, the Company issued a press release announcing the entry into Amendment No. 1 to the Stock Purchase Agreement. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K.

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EXHIBIT INDEX

Number	Description of Exhibit

1.1	Amendment No. 1 to Stock Purchase Agreement dated February 16, 2022
99.1	Press Release – China Liberal Education Holdings Limited Provides Update on Acquisition of Wanwang Investment Limited

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: February 17, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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